MAGELLAN PETROLEUM CORPORATION
10 COLUMBUS BLVD.  10TH FLOOR
HARTFORD, CT  06106

January 5, 2009

Via EDGAR Correspondence

Mr. Gary Newberry
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:          Magellan Petroleum Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 25, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 13, 2008, File No. 1-5507

Dear Mr. Newberry:

Thank you for the Staff’s December 17th letter providing comments on the disclosures contained in the recently filed Form 10-K Annual Report and Form 10-Q Quarterly Report of Magellan Petroleum Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”).

As you discussed with Ted Whittemore of Murtha Cullina LLP, the Company’s legal counsel, today by telephone, the Company is working on its written reply to the Staff’s December 17th letter.  The Company hopes to submit its written reply to the Staff during the week of January 19th-23rd, and in any event not later than Friday, January 30th.

If you have any questions, please feel free to call me at 860-293-2006 or Edward B. Whittemore of Murtha Cullina LLP at (860) 240-6075.

Sincerely,
                                 /f/

                                Daniel J. Samela
Chief Financial Officer
Magellan Petroleum Corporation

cc:           Walter McCann
William Hastings
John Slyh
Edward Whittemore